INVESTMENT MANAGERS SERIES TRUST II
2220 E. Route 66, Suite 226
Glendora, CA 91740

March 14, 2016

VIA EDGAR

Ms. Anu Dubey
Securities and Exchange Commission
100 F Street N.E.
Division of Investment Management
Washington, D.C. 20549

RE: Investment Management Series Trust II (the “Registrant”) (CIK: 0001587982)
(Accession No. 0001398344-16-010994), (File No. 333-191476) on behalf of
Livian Equity Opportunity Fund

Dear Ms. Dubey:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, we are filing this notice that the filing submitted on March 14, 2016 with Accession No. 0001398344-16-010994 under EDGAR submission type “485BXT” was filed in error. It was filed with the incorrect Post-Effective Amendment numbers under the Securities Act of 1933 and the Investment Company Act of 1940. Accordingly, please disregard this erroneous filing. We have filed the corrected EDGAR submission type “485BXT” on March 14, 2016 (Accession No. 0001398344-16-011000) with respect to the Livian Equity Opportunity Fund.

If you should have any questions regarding this request, please do not hesitate to contact the undersigned at (626) 385-5777.

Sincerely,

/s/ Diane J. Drake

Diane J. Drake
Investment Managers Series Trust II